SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                 (Amendment No.)

                              Zap.com Corporation*
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    989063102
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
                                 (212) 521-6988
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 9, 2009
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: IN ADDITION TO AN AGGREGATE OF 757,907 SHARES DIRECTLY OWNED BY CERTAIN REPORTING PERSONS, THE SECURITIES SET FORTH IN THIS REPORT ARE INDIRECTLY BENEFICIALLY OWNED BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD., HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. AND/OR GLOBAL OPPORTUNITIES BREAKAWAY LTD. (COLLECTIVELY, THE "FUNDS"), THROUGH THEIR DIRECT OWNERSHIP INTERESTS IN ZAPATA CORPORATION, WHICH HOLDS 97.9% OF THE OUTSTANDING CAPITAL STOCK OF THE ISSUER. ALL OTHER REPORTING PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR ALL OF THE FUNDS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Master Fund I, Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  [_]
                                                                 (b)  [x]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,722

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,722

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,722

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,722

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,722

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,722

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations Fund, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,722

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,722

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,722

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Capital Partners Special Situations GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,722

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,722

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,722

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,721

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,721

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,721

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    CO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,721

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,721

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,721

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    PN

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Global Opportunities Breakaway Management GP, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    16,576,721

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    16,576,721

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,576,721

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    33.2%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Harbinger Holdings, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    33,153,444

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    33,153,444

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    33,153,444

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    66.3%

14. TYPE OF REPORTING PERSON*

    OO

CUSIP No. 989063102
          ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Philip Falcone

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    49,730,165

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    49,730,165

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    49,730,165

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                 [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    99.5%

14. TYPE OF REPORTING PERSON*

    IN

CUSIP No. 989063102
          ---------------------

Item 1. Security and Issuer.

Zap.com Corporation (the "Issuer"), Common Stock, $0.001 par value (the
"Shares").

The principal executive offices of the Issuer are located at 100 Meridian Centre, Suite 350, Rochester, NY, 14618.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

(a-c,f) This Schedule 13D is being filed by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"); Harbinger Capital Partners LLC ("Harbinger LLC"), the investment manager of the Master Fund; Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Fund"); Harbinger Capital Partners Special Situations GP, LLC ("HCPSS"), the general partner of the Special Fund; Global Opportunities Breakaway Ltd. (the "Breakaway Fund"); Global Opportunities Breakaway Management, L.P. ("Breakaway Management"), the investment manager of the Breakaway Fund; Global Opportunities Breakaway Management GP, L.L.C. ("Breakaway Management GP"), the general partner of Breakaway Management; Harbinger Holdings, LLC ("Harbinger Holdings"), the managing member of Harbinger LLC and HCPSS; and Philip Falcone, the managing member of Breakaway Management GP and Harbinger Holdings and the portfolio manager of the Master Fund, the Special Fund and the Breakaway Fund (each of the Master Fund, Harbinger LLC, Special Fund, HCPSS, Breakaway Fund, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The Master Fund is a Cayman Islands corporation with its principal business address at c/o International Fund Services (Ireland) Limited, Third Floor, Bishop's Square, Redmond's Hill, Dublin 2, Ireland. The Breakaway Fund is a Cayman Islands corporation with its principal business address at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1-1104. Each of Harbinger LLC, HCPSS, Breakaway Management GP and Harbinger Holdings is a Delaware limited liability company. Each of the Special Fund and Breakaway Management is a Delaware limited partnership. Philip Falcone is a United States citizen. The principal business address for each of Harbinger LLC, the Special Fund, HCPSS, Breakaway Management, Breakaway Management GP, Harbinger Holdings and Philip Falcone is 555 Madison Avenue, 16th Floor, New York, New York 10022.

(d) Philip Falcone has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof the Master Fund may be deemed to beneficially own 16,576,722 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 16,576,722 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 16,576,722 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 16,576,722 Shares.

As of the date hereof the Breakaway Fund may be deemed to beneficially own 16,576,721 Shares.

As of the date hereof Breakaway Management may be deemed to beneficially own 16,576,721 Shares.

As of the date hereof Breakaway Management GP may be deemed to beneficially own 16,576,721 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 33,153,444 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 49,730,165 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

On June 17, 2009, the Funds and The Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership (the "Family LP"), Malcolm I. Glazer, Avram A. Glazer and Linda Glazer (each such person and the Family LP, a "Seller" and together the "Sellers"), entered into a Share Purchase Agreement (the "Share Purchase Agreement"), pursuant to which, among other things, the Funds agreed to purchase an aggregate of 9,888,684 shares of common stock of Zapata Corporation ("Zapata"), which holds 97.9% of the outstanding capital stock of the Issuer, from the Sellers. The Share Purchase Agreement also covered the sale of 757,907 Shares of the Issuer to the Funds by the Family LP (707,907 Shares) and Avram Glazer (50,000 Shares) for the price of $2.00 in the aggregate.

Pursuant to the Share Purchase Agreement, each Seller granted to Harbinger LLC a proxy to vote the shares being sold under the Share Purchase Agreement owned by such Seller for the election of three individuals to the board of directors of Zapata, one of whom shall be Avram A. Glazer and two of whom, Philip A. Falcone and Corrine J. Glass (as Class II directors), have been designated by Harbinger LLC. On July 9, 2009, Zapata held its 2009 Annual Meeting of Stockholders. At the Annual Meeting, Zapata's stockholders reelected Avram A. Glazer and elected Philip A. Falcone and Corrine J. Glass as Class II directors of Zapata's Board of Directors.

Following the Annual Meeting, the transactions contemplated under Share Purchase Agreement were completed (the "Closing") and the Funds purchased the 9,888,684 shares of Zapata common stock from the Sellers and 757,907 Shares from Family LP and Avram Glazer. In addition, as contemplated under the Share Purchase Agreement, on July 9, 2009, the Funds purchased an additional 49,278 shares of Zapata common stock from certain other members of the Glazer family.

Additionally, as required by the terms of the Share Purchase Agreement, following the Annual Meeting, directors Avram Glazer, Bryan Glazer, Darcie Glazer and Edward Glazer resigned from Zapata's Board of Directors. Avram Glazer also resigned as Zapata's Chairman, President and Chief Executive Officer. Additionally, the remaining directors appointed Lawrence M. Clark, Jr. and Peter
A. Jenson to fill two of the vacancies on Zapata's Board of Directors created by such resignations and elected Mr. Falcone to fill the positions of Chairman of the Board and President and Chief Executive Officer and Mr. Jenson as Secretary of Zapata.

Concurrently with the Closing, Edward S. Glazer and Bryan G. Glazer resigned from each position held by such person with the Issuer and Avram Glazer, the Issuer's sole director, increased the authorized number of directors of the Issuer to 4 members and appointed Philip A. Falcone, Corrine J. Glass and Lawrence M. Clark, Jr. to fill three vacancies on the Issuer's Board of Directors resulting from the increase in the authorized number of directors. Following the appointment of the new directors, Avram Glazer resigned from the Issuer's Board of Directors and as the Issuer's Chairman, President and Chief Executive Officer. The remaining directors then appointed Mr. Falcone to fill the positions of Chairman of the Board and President and Chief Executive Officer and Peter A. Jenson as Secretary of the Issuer. Each of Messrs. Falcone, Clark and Jenson and Ms. Glass are employees of Harbinger LLC.

The foregoing summary of certain terms of the Share Purchase Agreement and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Share Purchase Agreement, which is included as Exhibit C to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons have acquired the Shares for investment purposes. The Reporting Persons intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of the
Schedule 13D or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include causing a distribution of available cash of the Issuer, further acquisitions of Common Stock of the Issuer or disposal of all or any portion of the Shares acquired pursuant to the Share Purchase Agreement or other Common Stock of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 16,576,722 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,722 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,722 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 16,576,722 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,722 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,722 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 16,576,722 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,722 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,722 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 16,576,722 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,722 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,722 Shares.

(a, b) As of the date hereof, the Breakaway Fund may be deemed to be the beneficial owner of 16,576,721 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

The Breakaway Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,721 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,721 Shares.

(a, b) As of the date hereof, Breakaway Management may be deemed to be the beneficial owner of 16,576,721 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,721 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,721 Shares.

(a, b) As of the date hereof, Breakaway Management GP may be deemed to be the beneficial owner of 16,576,721 Shares, constituting 33.2% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Breakaway Management GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 16,576,721 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 16,576,721 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 33,153,444 Shares, constituting 66.3% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 33,153,444 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 33,153,444 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 49,730,165 Shares, constituting 99.5% of the Shares of the Issuer, based upon 50,004,474 Shares outstanding as of May 1, 2009, according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2009.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 49,730,165 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 49,730,165 Shares.

--------------------------------------------------------------------------------

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares that were effected by the Reporting Persons in the past sixty days are set forth in Exhibit B hereto.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Family LP and the Funds are parties to a letter agreement with Jefferies High Yield Trading, LLC ("Jefferies"), pursuant to which each of Family LP, on the one hand, and the Funds, on the other hand, paid Jefferies a finder's fee in the amount of $500,000. The foregoing summary of the terms of the letter agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the letter agreement, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer Exhibit C: Share Purchase Agreement, dated June 17, 2009
Exhibit D: Letter Agreement with Jefferies High Yield Trading, LLC

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

July 13, 2009

                                                                       Exhibit A

                                   AGREEMENT

The undersigned agree that this Schedule 13D dated July 13, 2009 relating to the Common Stock, $0.001 par value of Zap.com Corporation shall be filed on behalf of the undersigned.

Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Ltd.
By: Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management, L.P.
By: Global Opportunities Breakaway Management GP, L.L.C., General Partner

By: /s/ Philip Falcone
--------------------------------

Global Opportunities Breakaway Management GP, L.L.C.

By: /s/ Philip Falcone
--------------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
--------------------------------

/s/ Philip Falcone
--------------------------------
Philip Falcone

July 13, 2009

                                                                       Exhibit B


                Transactions in the Common Stock, $0.001 par value
                -------------------------------------------------

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

Date of                       Number of Shares               Price per Share
Transaction                    Purchased/(Sold)

7/9/09                              252,636                      $0.67(1)

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                        Number of Shares              Price per Share
Transaction                     Purchased/(Sold)

7/9/09                              252,636                      $0.67(1)

TRANSACTIONS BY GLOBAL OPPORTUNITIES BREAKAWAY LTD.

Date of                        Number of Shares              Price per Share
Transaction                     Purchased/(Sold)

7/9/09                              252,635                      $0.66(1)



(1)  This price represents the total amount paid for the shares listed herein.


SK 26666 0002 1011638